FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEAGATE TECHNOLOGY

PURSUANT TO 17 C.F.R. SECTION 200.83

PRIVILEGED AND CONFIDENTIAL

Seagate Technology 920 Disc Drive Scotts Valley, CA 95066

Patrick O’Malley
Executive Vice President and Chief Financial Officer
Telephone: (831) 439-2545
Fax: (831) 439-2528
Email: Pat.J.O’Malley@seagate.com

October 27, 2009

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                Seagate Technology

Form 10-K for the fiscal year ended July 3, 2009

Filed August 19, 2009

Definitive Proxy Statement on Schedule 14a

Filed September 18, 2009

File No. 001-31560

Dear Ms. Jacobs:

Seagate Technology (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated October 8, 2009 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and that such omissions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

Form 10-K for the fiscal year ended July 3, 2009

General

1.              You disclose on page 12 that your worldwide sales group is organized regionally among “Americas...Africa and the Middle East,” regional references generally understood to encompass Cuba, Sudan, Iran, and Syria.  In addition, we are aware of a July 2007 news report that two of your senior executives left your company due to compliance issues related to the Middle East.  We are also aware of an October 2008 news report that Redington Gulf, which operates in Iran, is a distributor of your products.  Cuba, Sudan, Iran, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Sudan, Iran, and Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan, Iran, and/or Syria, if any, whether through subsidiaries, distributors, retailers, or other direct or indirect arrangements.  Your response should describe any products, components, equipment, technology, software, or services you have provided to Cuba, Sudan, Iran, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by those governments.

Response:

Seagate has no contacts, directly or indirectly, with Cuba, Sudan, Iran or Syria, or with any entities controlled by those governments, and we do not anticipate having any such contacts until such time as it is legally permissible for US companies to do so.  All Seagate authorized distributors are contractually bound not to re-export Seagate products to any country sanctioned by the US government.  As part of our corporate commitment to trade compliance, Seagate regularly educates its employees and authorized distributors regarding the prohibitions on doing business with restricted countries.  In addition, Seagate employs a rigorous screening process to ensure that Seagate does not do business with restricted parties.

Contrary to what may have been reported in the news report you referenced, Redington Gulf FZE is not a Seagate authorized distributor.  Seagate does not have a distributor agreement with Redington Gulf FZE.  Seagate does have a distributor agreement with an affiliate, Redington India Ltd.  That distributor agreement limits Redington India’s sales territory to India, Sri Lanka and Bangladesh.  Redington India is not authorized to sell Seagate products in any other country.

[***]

Item 1. Business, page 4

2.                                      We note your statements regarding your supplier relationships in the Business section on page 9 in the Risk Factors and Management’s Discussion and Analysis.  In this regard, please tell us whether you are substantially dependent on contractual agreements with one or more suppliers of glass substrates, which you indicate may be below adequate levels to support demand.

Response:

We note the Staff’s comment and do not consider Seagate to be substantially dependent on any of our contractual agreements to purchase glass substrates within the meaning of Item 601 (b)(10)(ii)(B) of Regulation S-K. Item 601(b)(10)(ii)(B) provides examples of contracts that would be considered to be substantially dependent including contracts to purchase the major part of registrant’s requirements of goods, services or raw materials.

As noted in our 10-K, glass substrates are used in many of the disk drives that we make for mobile and small form factor consumer electronics (CE) products. Mobile and small form factor CE products accounted for less than 25% of our total hard disk drives shipped and revenues in our fiscal year ended July 3, 2009. Glass substrates are one of a number of components of which we use to manufacture our hard disk drives and accounts for only 1% of our cost of goods sold. Seagate has contractual agreements with two suppliers of glass substrates and believes there are at least three additional suppliers which could supply glass substrates to Seagate. Seagate has elected to focus its purchase of glass substrates in order to take advantage of volume pricing.

We believe it is appropriate to address a potential supply constraint of glass substrates in the business section in our 10-K and the potential impact to the Company if there is a shortage of any of our critical components as a risk factor in our 10-K. Nevertheless, we do not believe we are substantially dependent on our contractual agreements with our glass substrate suppliers as glass substrates do not constitute a major part of our requirements for goods, services or raw materials.

Item 1A. Risk Factors, page 19

“Substantial Leverage — Our substantial leverage may place us. . .” page 29

3.                                      Please provide quantified disclosure of the “significant debt and debt service requirements” you reference in this risk factor.

Response:

We acknowledge the Staff’s comment and observe that we have provided detailed, quantified disclosure of our debt and debt service requirements in, for example, Management’s Discussion and Analysis of Financial Conditions and Results of Operations at page 63, Liquidity Sources, Cash Requirements and Commitments; page 65 Contractual Obligations and Commitments; and in the Notes to Consolidated Financial Statements at page 95, Credit Facilities,

Long-Term Debt and Convertible Notes.  The Company will, however, add additional disclosure, as appropriate, to the referenced Risk Factor in future filings.

“Potential Governmental Action — Governmental action against companies located in offshore jurisdictions. . .” page 36

4.                                      The textual discussion you have provided regarding potential governmental action is vague.  Please tell us what recent U.S. federal and state legislation could have an adverse tax impact on you or your shareholders and include more detailed disclosure in future filings to the extent you conclude that risk factor disclosure regarding these risks is warranted.

Response:

We acknowledge the Staff’s comment and observe that a number of legislative proposals regarding the taxation of companies located in offshore jurisdictions have previously been considered, including S.B.506 and H.R.1265.   The Company will continue to monitor legislative initiatives in this area and provide additional disclosure to the referenced Risk Factor in future filings, to the extent warranted by such legislation.

Part III

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed September 18, 2009)

Compensation Discussion and Analysis

Executive Market Comparison Peer Group, page 38

5.                                      We note that you undertook several significant changes in your executive compensation program at various points during your fiscal year, as described your [sic] compensation discussion and analysis.  However, it is not clear, in each instance why you undertook these particular changes at the respective times.  For instance, we note your statement on page 39 indicating that you reviewed your current Peer Group and, “inline with shareholder advisory group best practice recommendations,” revised the selection criteria.  Please tell us, and disclose in future filings as appropriate, why you undertook to revise the peer group during the fiscal year and to use the revised peer group for compensation analysis at the specified date in April 2009.

Response:

Seagate conducts annual salary reviews for all of its employees, including the Named Executive Officers (NEOs), each September.  Accordingly, the Compensation Committee (the “Committee”) reviews the Company’s then current Peer Group annually and, if appropriate, updates the composition of the Peer Group in advance of performing market comparisons of the NEOs’ compensation packages during the September salary review.  Based on the selection process and on external changes in industry classification, business models, market capitalization values, sales, and availability of data filed with the SEC, the Committee typically makes some adjustments to the Peer Group each year.  For fiscal year 2009, the Committee modified the selection process by narrowing the criteria on which potential Peer Group companies are selected.  This process resulted in a smaller Peer Group, comprised of companies most similar to Seagate, and was intended to bring the Company’s Peer Group selection in line with the typical analysis done by shareholder advisory groups.

As indicated in our filing, the use of a revised Peer Group did not significantly affect decisions made with respect to the compensation of the NEOs for the fiscal year, as the market values in the revised Peer Group turned out to be similar to those in the original Peer Group.  As a result of the similarity in Peer Group data, the timing of the change during our fiscal year was not considered to be material to the Company’s disclosure or the Committee’s decisions regarding fiscal year 2009 NEO compensation

Pay Recovery Policy, page 49

6.                                      You indicate that the Pay Recovery Policy was adopted on January 29, 2009 to provide standards for recovering compensation obtained by an Executive through willful misconduct or fraudulent means.  Please tell us the basis for initiating this policy midway through your fiscal year.

Response:

The Committee initiated the Pay Recovery Policy in January 2009 to apply to future equity and bonus awards made to an Executive after the policy went into effect.  The terms of the Pay Recovery Policy had been under development by the Company during most of calendar year 2008.  The Committee’s decision to implement this policy midway through Seagate’s 2009 fiscal year was based on its determination that such types of policies had become increasingly common among public companies, were in the best interests of shareholders and that the Committee was satisfied with the specific terms of the Pay Recovery Policy.  As a result, the timing of the adoption of the Pay Recovery Policy was not considered to be material to the Company’s disclosure or the Committee’s decisions regarding fiscal year 2009 NEO compensation.

Item 13. Certain Relationships and Related Transactions (incorporated from Definitive Proxy Statement on Schedule 14A filed September 18, 2009)

7.                                      In future filings incorporated by reference into the Form 10-K, where there were no transactions with related persons, you may want to consider including a statement to this effect.  Please see Exchange Act Rule 12b-13.

Response:

In future filings the Company will consider the addition of a statement as suggested by the staff.

In connection with the foregoing response, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Patrick O’Malley, Chief Financial Officer, at 831-439-2545 or Kenneth M. Massaroni, Senior Vice President, General Counsel, and Secretary, at 831-439-2547.

Sincerely,

/s/ Patrick J. O’Malley
Patrick J. O’Malley
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

cc: Kenneth M. Massaroni

Senior Vice President,

General Counsel and Secretary

David Z. Anderson

Vice President Finance, Treasurer and

Principal Accounting Officer

William H. Hinman, Jr.

Ryan P. Nolan

Simpson Thacher & Bartlett LLP

Morgan Youngwood

Securities and Exchange Commission